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                                  EXHIBIT 12

         CONCERNED SHAREHOLDERS FOR BETTER MANAGEMENT OF AMERIWOOD

Press release
for immediate release

Contact:  Paul C. Drueke, Secretary            Gordon R. Lewis
          Telephone: (616) 224-1553            Warner Norcross & Judd LLP
          Fax: (616) 942-2412                  Telephone: (616) 752-2752
                                               Fax: (616) 752-2500

CONCERNED SHAREHOLDERS FOR BETTER MANAGEMENT OF AMERIWOOD DEMAND
RESIGNATION OR REMOVAL OF BOARD CHAIRMAN

     Grand Rapids, Michigan, September 26, 1997. A committee of shareholders of Ameriwood Industries International Corporation
("Ameriwood") (symbol AWII) today announced the formation of "Concerned Shareholders for Better Management of Ameriwood." The committee was formed for the purpose of communicating with Ameriwood's management concerning the enhancement of shareholder value.

     The committee is composed of long-term shareholders of Ameriwood who collectively own 8.2% of the company's common stock. Committee members include Mr. Gary Kaiser, Mr. David S. Lundeen, Mr. Philip D. Miller,
Mr. Jacob C. Mol, NorDruk Investment Company Limited Partnership, Mr. John F. Northway, Sr. and Mr. Peter D. Wierenga.

     In a letter to Ameriwood's Board of Directors, the committee called for the resignation or removal of Neil Longfellow Diver, Chairman of the Board of Ameriwood, and expressed concern over Mr. Diver's leadership qualifications. After detailing Ameriwood's performance under Mr. Diver's direction over the last several years, the committee concluded: "We believe the company's current stock price reflects the lack of confidence in Ameriwood in the investment community, as well as its poor operating results."

     The committee urged Ameriwood's Board of Directors to take actions intended to enhance shareholder value, including, among others, appointing to the Board of Directors persons with personal experience as a chief executive officer of a company engaged in manufacturing and marketing products; appointing to the Board a director who would represent nonmanagement employee participants in the ESOP, which holds 18.7% of the company's stock; linking management and board of directors' compensation to performance; and, if an acceptable level of financial performance cannot be achieved in the short term, merging or selling the company before continued operating losses further threaten employee security and shareholder value.

Enclosures:
     Schedule 13D
     Letter to board